

Abortion care access near me?
Verified internet sources
thecut.com
Why Texas Is Suing an Abortion Provider From New York
Interactive map
Zoom, pinch and tap to learn more.
U.S. Abortion Laws by State Map
TEXAS
Now that the Supreme Court has overturned Roe:
Texas is enforcing its trigger ban, which prohibits abortion and includes civil and criminal penalties.
View more on Center for Reproductive Rights site
Related convos
Ask anything or search by keyword

# SEARCH & FIND IMPORTANT RESOURCES







Personalize
DIEM OF THE DAY
Dealing with a friendship breakup
Trending post you might like
Jocelyn
How do I start investing while in college with little income?
college
finance
1 response
13
24
Diemers similar to you like this
Annalise

# PERSONALIZED BROWSING

508
Gems
Little Treat Store
Collect Gems when you use Diem
Learn more
Collected
Spent
Contributions
108
2 Gems for each post & search, and 4 Gems for each response
Invites
8
4 Gems when people you invite join Diem
Impact
200
1 Gem for each person you invite's post & search, and 2 Gems for each response
Boosts
192
Gems for boosts
What rewards do you want from your Gems?
Submit your ideas

# COLLECT GEMS

Little Treat Store
Available
Redeemed
Made Of Protein
150
(USA) 15% off Chocolate an...
Unlock code
PYRO by KG
150
15% off monthly mem...
Unlock code
August
120
15% off August Period Products
Unlock code
Diem
200
50% off Diem Merch Store
Unlock code
maude
100
10% off Burn Massage Can...
Unlock code

# TRADE FOR REWARDS

